SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen
Tollefsen Business Law P.C.
2707 Colby Ave., Ste. 1116
Everett, WA 98201
(425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company is ITEX Corporation, a Nevada corporation (“ITEX”). The address of the principal executive office of ITEX is 3326 160th Avenue SE, Suite 100, Bellevue, WA 98008, and its telephone number is (425) 463-4000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Schedule 14D-9” or “Statement”) relates is the common stock, $0.01 par value, of ITEX (the “ITEX Shares”).

As of December 31, 2007, there were 17,726,248 ITEX Shares issued and outstanding, and an additional 375,000 Shares reserved for issuance under ITEX’s equity compensation plan. There were no outstanding options, warrants or rights as of December 31, 2007, and no shares of preferred stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

The filing person of this Statement is the subject company, ITEX. The business address and telephone number of ITEX are as set forth in Item 1, above. ITEX’s website address is www.itex.com. The information on ITEX’s website should not be considered a part of this Statement.

This Statement relates to an offer (the “Offer”) by Western Sizzlin Corporation, a Delaware corporation (“Western Sizzlin”), that is disclosed in the Tender Offer Statement on Schedule TO of Western Sizzlin, dated December 27, 2007 (together with the exhibits thereto, the “Schedule TO”), and filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2007. The terms and conditions upon which the Offer is made are set forth in Western Sizzlin’s preliminary prospectus and offer to exchange, dated January 27, 2007 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by Western Sizzlin with the SEC on December 27, 2007 (the “Registration Statement”), and in the letter of transmittal filed as an exhibit to the Registration Statement.

Under the terms of the Offer, each outstanding ITEX Share tendered pursuant to the Offer would upon acceptance be exchanged for consideration consisting of .06623 shares of Western Sizzlin common stock, $0.01 par value per share (“Western Sizzlin Common Stock”), on the terms and subject to the conditions described in the Prospectus and in the related letter of transmittal. In addition, holders of ITEX Shares whose shares were exchanged in the Offer would receive cash instead of any fractional shares of Western Sizzlin Common Stock to which they may be entitled.

The Prospectus indicates that the Offer is the first step in Western Sizzlin’s plan to acquire all of the outstanding ITEX Shares. Western Sizzlin intends, promptly after completion of the Offer, to seek to have ITEX consummate a second-step merger of a wholly-owned subsidiary of Western Sizzlin with and into ITEX. Pursuant to the terms of the second-step merger, each remaining ITEX Share (other than ITEX Shares owned by ITEX or Western Sizzlin or held by ITEX shareholders who properly exercise applicable dissenters’ rights under Nevada law) would be converted into the right to receive the same number of shares of Western Sizzlin Common Stock as were paid in the Offer.

According to the Prospectus, Western Sizzlin’s obligation to exchange shares of Western Sizzlin Common Stock for ITEX Shares pursuant to the Offer is subject to numerous conditions, including the following:

●
the “registration statement condition”—the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Western Sizzlin shall have received all necessary state securities law or “blue sky” authorizations.

●
the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, that number of ITEX Shares representing, together with the shares owned by Western Sizzlin and its affiliates, at least 60% of the total voting power of all of the outstanding securities of ITEX entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis immediately prior to the expiration date of the Offer;

●
the “control share condition”— Western Sizzlin must be satisfied, in its reasonable discretion, that the provisions of Section 78.378, et seq. of the Nevada Revised Statutes, referred to in the Prospectus as the “Nevada Control Share Statute,” do not and will not apply to the ITEX Shares to be acquired pursuant to the Offer or are invalid or the shareholders of ITEX must have approved full voting rights for all of the ITEX Shares to be acquired by Western Sizzlin pursuant to the Offer under the Nevada Control Share Statute;

●
the “business combination condition”—Western Sizzlin must be satisfied, in its reasonable discretion, that, after consummation of the Offer, Section 78.411, et seq. of the Nevada Revised Statutes (“Nevada Business Combination Statute”) will not prohibit or restrict for any period of time the merger or any other business combination involving ITEX and Western Sizzlin or an affiliate or associate of Western Sizzlin;

●	the “antitrust condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;
●	the “ITEX debt condition”—Western Sizzlin shall have received all consents, waivers and approvals required under the terms of ITEX’s indebtedness in order for Western Sizzlin to consummate the offer;
●
the “listing and approval condition”—Western Sizzlin’s common stock shall have been approved for listing on the Nasdaq Capital Market or other national securities exchange reasonably acceptable to Western Sizzlin, and Western Sizzlin’s stockholders shall have approved, as and to the extent required by the rules of any such national securities exchange, the issuance of shares of Western Sizzlin Common Stock pursuant to the offer and the second-step merger, and such shares shall have been authorized for listing on such national securities exchange, subject to official notice of issuance.  Western Sizzlin’s directors and executive officers collectively beneficially own or exercise voting power over the requisite number of shares to approve the issuance of Western Sizzlin Common Stock pursuant to the offer and the second-step merger.

The Prospectus further states that, notwithstanding any other provision of the Offer, Western Sizzlin shall not be required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Western’s obligation to pay for or return tendered shares promptly after termination or expiration of the offer), exchange any ITEX Shares, may delay the acceptance for exchange of, or exchange of, tendered ITEX Shares, and may, in its sole discretion, terminate or amend the Offer as to any ITEX Shares not then exchanged (i) if at the expiration date, any of the minimum tender condition, the registration statement condition, the control share condition, the business combination condition, the antitrust condition, the ITEX debt condition and the listing and approval condition has not been satisfied, or, to the extent legally permissible, waived, or (ii)

 if after the date of the Prospectus and before the expiration of the Offer, any of the following conditions exist:

(i)
there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the offer, the acceptance for exchange of or exchange of some or all of the ITEX Shares by Western Sizzlin or any of its subsidiaries or affiliates or the consummation by Western Sizzlin or any of its subsidiaries or affiliates of a merger or other similar business combination involving ITEX, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the ownership or operation by Western Sizzlin or any of its subsidiaries or affiliates of all or any portion of its business or assets or that of ITEX or any of Western Sizzlin’s or ITEX’s respective subsidiaries or affiliates or to compel Western or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of its business or assets or that of ITEX or any of Western Sizzlin’s or ITEX’s respective subsidiaries or affiliates, in each case as a result of the offer or any such merger or other similar business combination, (d) seeking to impose limitations on Western Sizzlin’s ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of the ITEX Shares acquired or owned by Western Sizzlin or any of its subsidiaries or affiliates, including, without limitation, the right to vote any shares acquired or owned by Western or any of its subsidiaries or affiliates on all matters properly presented to ITEX’s shareholders, (e) seeking to require divestiture by Western Sizzlin or any of its subsidiaries or affiliates of any ITEX Shares, or (f) that otherwise, in Western Sizzlin’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of ITEX or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the ITEX Shares; or

(ii)
any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the offer, the acceptance for exchange of or exchange of ITEX Shares, or any merger or other business combination involving ITEX, by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of the date of this prospectus) to the offer or to any such merger or other business combination, that, in Western’s reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (f) of paragraph (i) above; or

(iii)
any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of ITEX or any of its subsidiaries or affiliates that, in Western Sizzlin’s reasonable judgment, is or may be materially adverse to ITEX or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the ITEX Shares; or

(iv)
there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in Western Sizzlin’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations of ITEX and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the ITEX Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Western Sizzlin’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(v)
(a) a tender or exchange offer for some or all of the ITEX Shares has been publicly proposed to be made or has been made by another person (including ITEX or any of its subsidiaries or affiliates), or has been publicly disclosed, or any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or publicly proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of ITEX (including ITEX common stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of ITEX (including ITEX common stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this prospectus, (b) any such person or group which, prior to the date of this prospectus, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of ITEX, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of ITEX constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving ITEX or (d) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire ITEX or any assets or securities of ITEX; or

(vi)
ITEX or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the ITEX Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding ITEX Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional ITEX Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of ITEX Shares pursuant to and in accordance with the terms in effect on the date of this prospectus of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of ITEX, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of ITEX, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of ITEX or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Western Sizzlin’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of ITEX or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the ITEX Shares, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the offer, the acceptance for exchange of or exchange of some of or all the ITEX Shares by Western Sizzlin or Western Sizzlin’s consummation of any merger or other similar business combination involving ITEX, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of ITEX or any of its subsidiaries, or (k) amended, or authorized or proposed any amendment to, its articles of incorporation or bylaws (or other similar constituent documents); or

(vii)
(a) any material contractual right of ITEX or any of its subsidiaries has been impaired or otherwise adversely affected or any material amount of indebtedness of ITEX or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the offer or the consummation by Western Sizzlin or any of its subsidiaries or affiliates of a merger or other similar business combination involving ITEX or (b) any covenant, term or condition in any instrument or agreement of ITEX or any of its subsidiaries, in Western Sizzlin’s reasonable judgment, has or may have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations or results of operations of ITEX or any of its subsidiaries or affiliates or results or may result in a material diminution in the value of the ITEX Shares (including, without limitation, any event of default that may ensue as a result of or in connection with the offer, the acceptance for exchange of or exchange of some or all of the ITEX Shares by Western Sizzlin or Western Sizzlin’s consummation of a merger or other similar business combination involving ITEX); or

(viii)
Western Sizzlin or any of its affiliates enters into a definitive agreement or announces an agreement in principle with ITEX providing for a merger or other similar business combination with ITEX or any of its subsidiaries or the purchase of securities or assets of ITEX or any of its subsidiaries, or Western Sizzlin and ITEX reach any other agreement or understanding pursuant to which it is agreed that the offer will be terminated; or

(ix)
ITEX or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving ITEX or any of its subsidiaries or the purchase of securities or assets of ITEX or any of its subsidiaries any type of option, warrant or right which, in Western Sizzlin’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any ITEX Shares or other securities, assets or business of ITEX or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in Western Sizzlin’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Western Sizzlin) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange.

The Prospectus also states that (i) the satisfaction or existence of any of the conditions to the Offer will be determined by Western Sizzlin in its reasonable discretion; (ii) these conditions are for the sole benefit of Western Sizzlin and may be asserted by Western Sizzlin in its reasonable discretion regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by Western in its reasonable discretion in whole or in part at any time or from time to time; (iii) Western Sizzlin expressly reserves the right to waive any of the conditions to the offer (to the extent legally permissible) and to make any change in the terms of or conditions to the offer;  (iv) the failure by Western Sizzlin at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; (v) the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; (vi) each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration date; and (vii) any determination by Western Sizzlin concerning the events described above will be final and binding on all parties, subject to the tendering shareholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.

The Prospectus states that the address of the principal executive office of Western Sizzlin is 416 South Jefferson Street, Suite 600, Roanoke, Virginia 24011, and its telephone number is (540) 345-3195.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from ITEX’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on October 30, 2007 (the “2007 Proxy Statement”), relating to the 2007 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement, or as otherwise incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between ITEX or its affiliates and (i) ITEX or ITEX’s executive officers, directors or affiliates. Exhibit (e)(1) is incorporated herein by reference and includes the following sections of the 2007 Proxy Statement: “Compensation of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Executive Compensation.”

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Compensation of Directors

During the fiscal year ended July 31, 2007 (“fiscal 2007”), directors each received a grant of 40,000 shares for serving on the board. In addition, each director was granted a “tax gross-up” payment equal to the approximate amount of the recipient’s federal and state tax liability realized in connection with the grant of these shares. ITEX does not pay meeting fees. Non-employee directors are entitled to reimbursement for their reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors or its committees and board-related activities, such as ITEX sponsored events. No reimbursements were paid in fiscal 2007. Directors are eligible to receive option grants and equity issuances under our current equity incentive plan. Other than the grant of 40,000 shares, no options or other stock grants were issued to the current Board during fiscal 2007 for serving on our board of directors. During fiscal 2007, an affiliated company of Mr. Best was paid a total of $7,245 in payment for services rendered to ITEX.

On January 4, 2008, directors each received a grant of 30,000 shares for serving on the board for the fiscal 2008 term. In addition, each director was granted a “tax gross-up” payment equal to the approximate amount of the recipient’s federal and state tax liability realized in connection with the grant of these shares.

Indemnification of Directors and Executive Officers

The directors and executive officers of ITEX are entitled to indemnification against certain liabilities and expenses under the Nevada Revised Statutes and ITEX’s bylaws. ITEX has entered into indemnification agreements with each of its directors and its CEO containing provisions that may require ITEX, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors and such officers, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 4.	The Solicitation or Recommendation

As described below, after careful consideration, the Board of Directors of ITEX (the “Board”) unanimously determined at a meeting on January 10, 2007 that the Offer is inadequate and not in the best interests of ITEX or its shareholders. The Board of Directors believes that the Offer undervalues ITEX’s business and that, in light of ITEX’s future prospects, the interests of the shareholders will be best served by ITEX continuing to pursue its strategic plan as a stand-alone company. Accordingly, the Board recommends that ITEX’s shareholders REJECT the Offer and not tender their ITEX Shares in the Offer.

To the knowledge of ITEX, none of ITEX’s directors, executive officers, affiliates or subsidiaries intends to tender ITEX Shares held of record or beneficially by such person or entity for exchange pursuant to the Offer.

A form of press release announcing such recommendation is filed as Exhibit (a)(1) to this Schedule 14D-9, and is incorporated herein by reference.

Background of the Offer

On December 12, 2007, Western Sizzlin delivered to ITEX written notice of its intention to commence an unsolicited exchange offer for all outstanding shares of ITEX, a request for the use of ITEX’s stockholder list and security position listings for the purpose of disseminating the Offer, and for certain other information. The same day, Western Sizzlin issued a press release announcing its intention to commence the Offer, and Sardar Biglari, CEO, President and Chairman of Western Sizzlin, left a phone message for Steven White, ITEX’s Chairman, CEO and Interim CFO, informing him of Western’s intention to commence the Offer. Mr. White promptly distributed a copy of the press release to the ITEX Board. Prior to December 12, 2007 Mr. White and the members of the board were not aware of Western Sizzlin or Mr. Biglari.

On December 13, 2007, Messrs. Biglari and White had a telephone conversation in which they discussed the proposed transaction and their views on terms, valuation and strategic vision. Mr. Biglari stated the goal of the merger was to keep all management in place, operate the ITEX division independently and utilize the excess cash generated through his holding company.  In the conversation, Mr. White communicated his initial view that the expression of interest from Western Sizzlin significantly undervalued ITEX and the terms were unacceptable. Mr. Biglari requested an in-person meeting among Mr. Biglari, Mr. White and Philip L. Cooley, Western’s Vice Chairman of the Board, to discuss the two companies and the proposed transaction, and Mr. White was agreeable to such a meeting.  Mr. Biglari said that he would check Dr. Cooley’s schedule and then call Mr. White to arrange a meeting at a convenient time and location for Mr. White.

On December 14, 2007, ITEX issued a press release announcing the election results of its annual meeting of shareholders held earlier that day, and confirming it had received an unsolicited, highly conditional expression of interest from Western Sizzlin.

Also on December 14, 2007, Mr. Biglari telephoned Mr. White to schedule an in-person meeting among Mr. Biglari, Dr. Cooley and Mr. White at ITEX’s corporate headquarters for the following week.  On December 17, 2007, Mr. Biglari received a call from a representative of ITEX, who informed Mr. Biglari that Mr. White was unavailable to meet through the end of 2007.

On December 22, 2007 Mr. White and Eric Best, ITEX Board Member, discussed Westerns Sizzlin’s expression of interest. They considered whether there were benefits in a combined company and were troubled by the terms and valuation.

On December 27, 2007, ITEX issued a press release announcing certain metrics relating to its record-setting operating cycle ended December 20, 2007.

On December 27, 2007, Western Sizzlin formally commenced the Offer by filing a Schedule TO and a registration statement on Form S-4, and renewed its request for the use of ITEX’s stockholder list and security position listings for the purpose of disseminating the Offer, and for certain other information.

On December 31, 2007, ITEX through counsel advised Mr. Biglari that, as permitted by Rule 14d-5, ITEX had elected to provide Western Sizzlin with the requisite shareholder information.

On January 2, 2008, the ITEX stockholder list and security position listings were transmitted to Mr. Biglari by email.

On January 4, 2008, the Board met at a regularly scheduled Board meeting with its legal advisor from Tollefsen Business Law P.C. to discuss ITEX’s business, financial condition and prospects, and the terms and conditions of the Offer. The Board reviewed Western Sizzlin’s past and current business operations, financial condition and future prospects and received an overview of applicable legal and fiduciary principles from its counsel. There was discussion as to whether a financial advisor should be retained, and the Board determined it was not necessary at the present time. The Board believed the non-cash Offer was impaired by the illiquidity and uncertain value of the Western Sizzlin common stock, and further reviewed market information, average trading volume, historical stock prices, and certain public disclosures of Western Sizzlin. The Board deferred a determination that the Offer was inadequate until it could obtain further information from Western Sizzlin.

On January 7, 2008, Mr. White sent the following letter, which had been reviewed by the Board, to Mr. Sardar Biglari:

Dear Sardar:

On or before January 11, 2008, we intend to file with the Securities and Exchange Commission a Solicitation/ Recommendation Statement on Schedule 14D-9 in which we will make a formal recommendation to our shareholders as to how they should respond to your unsolicited exchange offer to acquire all the outstanding shares of ITEX for .06623 shares of Western Sizzlin common stock (valued by Western Sizzlin at $1.19 per ITEX share) for each outstanding share of ITEX common stock.

Since December 12, 2007, when you first issued a news release of your intent to make an offer, consistent with our fiduciary duties the Board has discussed the process and terms of your offer to understand and evaluate your expression of interest and subsequently the exchange offer. In response to your demand of December 27, 2007 on behalf of Western Sizzlin, we delivered to you the stockholder lists and security position listings required by Rule 14d-5. In furtherance of the assessment process, our Board of Directors met this past Friday, January 4, 2008, at a regularly scheduled Board meeting and had an extensive discussion of your exchange offer.

When you and I first spoke on the phone on December 13, 2007, I communicated my initial view that the expression of interest from Western Sizzlin significantly undervalued ITEX and the terms were unacceptable. Our Board meeting on Friday has only underscored our view that the Western Sizzlin offer is inadequate. This letter is written to provide you an opportunity to give us additional input prior to finalizing our Schedule 14D-9 recommendation later this week. While the Board welcomes you as a shareholder and believes you have noticed that ITEX is a well managed company, with a bright future and a stock that is considerably undervalued, we believe it would not be in the best interests of ITEX or our shareholders to pursue a transaction with Western Sizzlin under the current offer. Here are a few initial considerations which we believe support our view:

ITEX Market Valuation: We believe the market fails to reflect the inherent value of ITEX, and that our stock is significantly undervalued by a number of measures. As an example, ITEX trades at a multiple of 4 to GAAP earnings, while the Russell Microcap trades at over 16. In addition, we have grown cash flow, operational earnings, total income and earnings per share each of the past four years. In our opinion, these factors merit higher valuation multiples.

Illiquidity and Uncertain Value of Western Sizzlin Stock: Western Sizzlin’s average trading volume has been approximately 1,100 shares per day over the last three months; very illiquid and deserving of a deep discount to its current share price. At the current trading volume, ITEX’s shareholders would require over three years to sell their shares in the market, assuming buying activity even existed to support the newly added selling pressure. Other factors contribute to the uncertain value offered by Western Sizzlin, for which a NASDAQ listing is no certain cure or guarantee of enhanced liquidity.

Further, the common stock of Western Sizzlin currently trades at a 38% premium over its one-year average closing share price through December 12, 2007. There can be no assurance that your current valuation of Western Sizzlin stock at $1.19 per ITEX share, based on 6-month historic highs, is any indication of its future market value.

Business Model: We fail to see the advantage to ITEX of a business combination with Western, although we would welcome the restaurant chain as a member. The Board believes that developing ITEX’s strategic plan and remaining independent hold the best promise for continued growth and increased shareholder value going forward. We continue to have steady growth momentum. Business has never been better at ITEX, as we come off a record December and recognize the rewards of a recent acquisition. In short we believe the current offer by Western Sizzlin fails to reflect either the inherent value of ITEX or its future potential.

Stewardship of Capital: You have stated that a successful exchange offer will enable ITEX’s surplus cash“to be channeled to the parent for reallocation in pursuit of attaining high risk-adjusted returns.” We are not surprised you desire our cash. We have noted that ITEX generates more operational income than Western Sizzlin, and more net income over the past three years.

We would like to compare the recent management of capital by Western Sizzlin with that of ITEX. ITEX has been very successful with its allocation of capital, with an average return of 43% over the last twelve months, more than twice what Western has achieved during the same period (as reported by Capital IQ on Yahoo Finance).

We are currently advising our shareholders to take no action with respect to your exchange offer until they have been advised of our Board’s recommendation. To assist in our evaluation efforts, we invite you to meet with us in our Bellevue, Washington office, or otherwise to provide feedback before we finalize our Schedule 14D-9 recommendation later this week. I am also available by phone at 425.463.4001.

Best regards for a great new year.

Very truly yours,
Steven White
Chairman and CEO

On January 7, 2008, ITEX issued a press release requesting that its shareholders take no action at that time in response to the Offer, which was being assessed by ITEX’s Board and its advisors. Shareholders were advised that on or before January 11, 2008, ITEX intended to make a formal recommendation to ITEX shareholders as to how they should respond to the unsolicited exchange offer. ITEX shareholders were urged to take no action with respect to the Offer until they had been advised of the ITEX Board’s recommendation.

On January 8, 2008, Messrs. Biglari and White had a telephone conversation in which they discussed the Offer.  In the conversation, Mr. Biglari queried Mr. White as to why he thought ITEX was better as a stand-alone company; why he believed the Offer was inadequate; and why ITEX would not be better as a consolidated company. Mr. Whites expressed his personal views in response.

On January 8, 2008, the ITEX Board met telephonically with legal counsel. Mr. White summarized his telephone conversation with Mr. Biglari. There was further discussion of Western Sizzlin, its financial condition, declining revenues, risk factors and the lack of synergies between the two companies. The Board scheduled a follow-up telephone call with Mr. Biglari, which would be attended by Messrs: Best and White.

On January 9, 2008, directors Eric Best and Steven White participated in the scheduled phone conference with Sardar Biglari, Western Sizzlin’s Chairman, and Philip L. Cooley, Vice Chairman of the Board. Messrs. Best and White reitereated the Boards concerns regarding the illiquidity of Western Sizzlin shares, its recent spike in share price, its strategic vision, and its financial profile, including declining revenues. In addition, Messrs. Best and White believed the valuation and terms were too low and too risky for ITEX to recommend. They stated they saw no benefit in sending ITEX cash flows to a holding company that may or may not invest back into its core business. Mr. Biglari reiterated his belief that the Offer was a good deal. He stated his intention that the management of ITEX not be changed to run ITEX as a subsidiary of a consolidated company. However, he underscored his view that if Mr. White was not going to support the Offer, Mr. White would “not have a future with the Company.”

On January 10, 2008, the ITEX Board met telephonically to review the terms and conditions of the Offer and other matters. After deliberation and discussions, the Board unanimously concluded that the Offer was inadequate and not in the best interests of ITEX or its shareholders and unanimously decided to recommend rejection of the Offer. The Board decided to retain a financial advisor to provide strategic advice and evaluate additional or alternative consideration offered shareholders.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described above, the Board consulted with ITEX’s management and legal advisors, and took into account the following material factors:

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The Board’s belief that the Offer does not fully reflect the long-term value of ITEX’s strategic plan, including its future growth prospects, and that ITEX’s value is not yet fully reflected in its stock price.

The Board believes that ITEX’s steadily improving operating performance over the last four years provides clear evidence of the strength of its strategic plan. Achievements include growth in member count from 13,000 in 2005 to 24,000 in 2007. When the current Board assumed its duties in 2003, ITEX reported a net loss of ($642,000). Over the last four fiscal years, ITEX net income has steadily increased from $2,243,000 in 2004, $3,098,000 in 2005, $3,443,000 in 2006 to $4,504,000 in 2007.

The Board noted that the performance of the price of ITEX Shares was further evidence of the success of ITEX’s strategy as the stock increased by about 40% in fiscal 2007, and has increased in value since the end of the fiscal year. A review of various trading multiples (PE Ratio, PS Ratio, EV/EBITDA, EV/Revenue) supports the Board’s belief that ITEX’s value is not yet fully reflected in its stock price.

The Board noted the increase over each of the last four fiscal years, in Cash Flow From Operations, Income From Operations, and Earnings Per Share.

The Board believes ITEX’s recent initiatives will provide the foundation for continued profitable operational growth in subsequent years. These include the development of “Powered by ITEX” as a stand-alone trading platform and continued improvmennt in web-based applications to further the growth of ITEX core business. Current operations reflected the successful acquisitions of BXI in 2005, and Intagio in 2007.

●	The Board’s belief that the Offer is disadvantageous to ITEX’s shareholders and any proposed benefits of a combined company are uncertain:

According to its Prospectus, Western Sizzlin has significant unresolved business risks, such as the risk of being determined to be an unregistered investment company, with possible rescission of transactions, or monetary penalties or injunctive relief, or both, in an action brought against it by the SEC.

According to its Prospectus, Western Sizzlin has experienced steady declines in its core business for the past several years.  Since January 1, 2004, Western had a total of 44 franchise closures and currently has 117 franchised restaurants.

According to its Prospectus, Western Sizzlin’s total revenues have declined over the last three years, from $21,708,000 in 2004 to $17,404,000 in 2006. Its net income declined from $681,000 in 2005 to $274,000 in 2006. ITEX currently generates more operational and net income than Western Sizzlin.

According to its Prospectus, Western Sizzlin’s holding company structure would allow surplus cash generated by ITEX to be channeled to the parent for reallocation. Not only may ITEX’s cash be diverted into unrelated projects or Western Sizzlin affiliates, the ITEX Board believes that ITEX has proven to be a better steward of its capital than Western Sizzlin.

As of July 31, 2007, ITEX had approximately $19 million in net operating loss tax benefit. A change in control of ITEX could diminish or delay the realization of this benefit.

●	The Board’s belief that the value of the consideration being offered under the Offer is uncertain, illiquid, and fully dependent on the future value of the Western Sizzlin Common Stock.

•
Western Sizzlin’s average trading volume has been approximately 1,100 shares per day over the last three months. This inactive trading volume will not provide a liquid solution for our ITEX shareholders.

•	Western Sizzlin’s public float is limited in that approximately 61% of Western’s total common stock is owned by two affiliated stockholders.

•
According to its Prospectus, Western Sizzlin is applying for a NASDAQ Capital Market listing. The Board does not believe there can be any assurance that a NASDAQ listing will produce enhanced liquidity.

•
The consideration being offered (the common stock of Western Sizzlin) is valued by Western Sizzlin based upon 6-month historic highs, and currently trades at a 38% premium over its one-year average closing share price.

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The Nevada Revised Statutes expressly authorize the Board to consider the interests of constituencies of ITEX other than its shareholders (specifically, its employees, suppliers and customers and the communities it serves) in considering whether to approve or oppose any corporate action, including a potential change in control. The Prospectus does not offer any specific details which relate to serving the ITEX Membership Trading Community. The lack of a clear plan by Western Sizzlin to serve the interests of constituencies of ITEX other than its shareholders or a firm commitment to do so creates uncertainty about how such interests would actually be served by the combined company.

●
The lack of experience by Western Sizzlin in ITEX’s business service sector, in managing a Membership Trading Community, and lack of familiarity with the business, financial condition, prospects and strategic plan of ITEX and the nature of its industry, creates uncertainty about how ITEX’s interests would be served by the combined company.

●	The Offer is subject to numerous conditions, which results in significant uncertainty that the Offer will be consummated.

Express Conditions. As described under Item 2 above, the Offer is subject to the following conditions, amongst others:

•	registration statement condition

•	minimum tender condition

•	control share condition

•	business combination condition

•	antitrust condition

•	ITEX debt condition

•	listing and approval condition

Other Conditions. The Prospectus indicates that the consummation of the Offer is further subject to a litigation condition, a material adverse change condition, a trading market impairment condition, a third-party tender or exchange offer condition, a recapitalization and stock issuance condition, a contract impairment condition, a merger condition, and a securities lock-up condition. This creates additional uncertainty as to whether and on what terms Western Sizzlin would be required to consummate the Offer.

Conditions Create Uncertainty. These conditions are broadly drafted and some of the more important conditions provide Western Sizzlin the sole discretion to make subjective determinations as to the occurrence of circumstances which would enable Western Sizzlin not to consummate the Offer. Further, Western Sizzlin would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction or Western Sizzlin or any of its affiliates. Thus, the conditions create substantial uncertainty as to whether Western Sizzlin would be required to consummate the Offer. Such uncertainty is of a particular concern because pursuing a transaction with Western Sizzlin would likely disrupt ITEX’s business by causing uncertainty among current and potential employees, suppliers, customers and other constituencies important to ITEX’s success. This heightens the competitive risk to ITEX if the Offer is not consummated.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of ITEX and based upon the advice of the Board’s legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Accordingly, the Board unanimously recommends that ITEX’s shareholders REJECT the Offer and not tender their ITEX Shares in the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

ITEX has not retained an information agent to solicit or distribute materials to shareholders. Currently, ITEX will distribute communications to shareholders and bear the cost. These costs may include the expense of preparing, assembling, printing and mailing communications or solicitation materials. The Company may conduct further solicitation personally, telephonically or by electronic communication through its officers, directors and employees, none of whom will receive additional compensation for assisting with the solicitation.

ITEX reserves the right to engage an information agent to assist it in connection with communications with its shareholders with respect to the Offer. If such agent is engaged, it is anticipated that ITEX would pay customary compensation for such services, reimburse the agent for reasonable out-of-pocket expenses, and indemnify the agent and certain related persons against certain liabilities relating to or arising out of the engagement. If retained, the identity of such information agent and terms of engagement will be disclosed by amendment to this Schedule 14D-9.

In making the determination that ITEX’s shareholders reject the Offer and not tender their ITEX Shares for the reasons discussed in Item 4 above, ITEX did not retain, and the Board did not believe it was necessary to retain, a financial advisor to evaluate the Offer. However, ITEX intends to retain a financial advisor to provide strategic advice, further develop ITEX’s long-term strategic plan to increase shareholder value, and evaluate additional or alternative consideration offered shareholders. If retained, the identity of such financial advisor and terms of engagement will be disclosed by amendment to this Schedule 14D-9.

Except as set forth above, neither ITEX nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of ITEX on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in the ITEX Shares have been effected during the past 60 days by ITEX or its subsidiaries or, to ITEX’s knowledge, by any of ITEX’s directors, executive officers or affiliates, except as follows:

On January 4, 2008, the three directors of ITEX, Steven White, Eric Best and John Wade, each received a grant of 30,000 shares of common stock for serving on the board for the fiscal 2008 term.

Item 7.	Purposes of the Transaction and Plans or Proposals

For the reasons discussed in Item 4 above, the Board unanimously determined that the Offer is inadequate and not in the best interests of ITEX and its shareholders and its other stakeholders and that, in light of ITEX’s future prospects, the interests of the shareholders and other stakeholders will be best served by ITEX continuing to pursue its strategic plan. Over the last several years, ITEX has grown by acquisition of companies within its industry. ITEX has evaluated, and expects to continue to evaluate, potential strategic transactions, and from time to time, may engage in acquisitions. Further, as disclosed in Item 5 above, ITEX intends to retain a financial advisor to provide strategic advice and further develop ITEX’s long-term strategic plan to increase shareholder value. Such strategic advice may include evaluating current and proposed transactions, investigating the relative merits of any competing offers, and seeking and evaluating merger partners. However, subject to the foregoing, ITEX is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) a tender offer or other acquisition of ITEX’s securities by ITEX, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ITEX or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of ITEX or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness of capitalization of ITEX.

Notwithstanding the foregoing, ITEX may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that ITEX may conduct. Accordingly, ITEX will not disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8.	Additional Information

Nevada Law. The Offer is also conditioned upon Western Sizzlin being satisfied in its reasonable discretion that, after the consummation of the Offer, the provisions of the Nevada Business Combination Statute will not prohibit or restrict for any period of time the second-step merger or any other business combination involving ITEX and Western Sizzlin or an affiliate or associate of Western Sizzlin. In light of its decision discussed above, the Board has determined not to take any action that would render the Nevada Business Combination Statute inapplicable.

Forward Looking Statements. This Schedule 14D-9 contains statements that are forward-looking such as estimates, projections, statements relating to our business plans, proposals and objectives, persons expected to be retained and expected operating results. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. All statements that express expectations and projections with respect to future matters may be affected by changes in our strategic direction, as well as developments beyond our control. We cannot assure you that our expectations will necessarily come to pass. Actual results could differ materially because of issues and uncertainties such as those listed in the section entitled “Risk Factors” in ITEX’s Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007, and the following:

●	ITEX may incur additional unexpected fees and expenses in connection with the Offer;

●	Uncertainties concerning ITEX’s ability to attract and retain people in key positions;

●	If ITEX does not continue to innovate and provide services and products that are useful to its users and customers, it may not remain competitive, and its revenues and operating results could suffer;

●	ITEX may experience adverse industry conditions and trends and face uncertainties related to general economic factors;

●	ITEX depends on the continued growth and maintenance of the Internet infrastructure, and its operations may be vulnerable to disruption problems;

●	ITEX’s intellectual property rights are valuable, and any inability to protect them could reduce the value of its services, products and brand;

●	Increased costs for compliance with new or enhanced government regulations;

●	Alliances, mergers and acquisitions could result in operating difficulties, dilution and other harmful consequences; and

●	ITEX’s market capitalization may not be large enough to attract adequate liquidity.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in ITEX’s filings with the SEC. ITEX assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9.	Exhibits

  The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Press release dated January 11, 2008

(e)(1)	Excerpts from ITEX’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders as filed with the SEC on September 30, 2007

(e)(2)	ITEX Corporation 2004 Equity Incentive Plan (Incorporated by reference to the Proxy Statement on Schedule 14A, filed on February 13, 2004)

(e)(3)	Form of Restricted Stock Agreement (Incorporated by reference to our Current Report on Form 8-K, as filed on July 10, 2006)

(e)(4)	Form of Indemnification Agreement (Incorporated by reference to the Annual Report on Form 10-KSB for the Fiscal Year Ended July 31, 2003, filed on November 13, 2003)

(e)(5)	Amended and Restated Bylaws of ITEX Corporation (Incorporated by reference to the Annual Report on Form 10-KSB for the Fiscal Year Ended July 31, 2003, filed on November 13, 2003)

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

Date: January 11, 2008	By:	/s/ Steven White
Steven White
Chairman of the Board
Chief Executive Officer